Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of McMoRan Exploration Co. for the registration of 5.75% Convertible Perpetual Preferred Stock Series 1, and 4% Convertible Senior Notes due 2017 and to the incorporation by reference therein of our reports dated March 12, 2010, with respect to the consolidated financial statements of McMoRan Exploration Co. and the effectiveness of internal control over financial reporting of McMoRan Exploration Co. included in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New Orleans, Louisiana
January 28, 2011